

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via E-mail
Mark Linkorst
Chief Executive Officer
VitaCig, Inc.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

     Re: VitaCig, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed July 10, 2014
            File No. 333-195397

Dear Mr. Linkhorst:

We have reviewed your responses to the comments in our letter dated July 2, 2014 and have the following additional comments.

General

1. Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest interim period completed of May 31, 2014. Update the associated financial information in applicable sections of the filing as appropriate.

Artwork

2. Refer to the artwork preceding the table of contents. Please add balancing language to the disclosure accompanying these pictures to indicate that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied.

Our Business, page 6

3. Please explain the basis for the value of the inventory of $84,000 disclosed in the fourth paragraph in this section.

4. Please ensure the capital needs over the next 12 months disclosed in the fourth paragraph in this section are consistent with the estimated costs and needed funding over the next 12 months disclosed in the first paragraph on page 26.

Plan of Operations, page 25

5. We note your response to our prior comment 24. Please clarify what you mean that the costs for the billboards and endorsements will be satisfied by means other than cash expenditures.

6. We note your reference to celebrity endorsements. Please revise to balance the disclosure by indicating that there is no guarantee that you will be able to get celebrity endorsements.

7. In regard to the first paragraph on page 26, please explain how the difference of $75,000 in the sum of the estimated costs indicated in the paragraph and the $400,000 of funding needed to implement the business plan will be satisfied. It appears that the existing capital indicated on page 6 is already devoted to satisfying the monthly cash burn indicated on that page and does not appear available to satisfy the difference noted above.

Liquidity and Financial Condition, page 26

8. We note your response to our prior comment 7, and your disclosure on page 27 that your largest shareholder, mCig will continue to fund your development through shareholder loans or equity capital injections. Since mCig will no longer own a majority interest in you after the intended spin off, please substantiate the basis for your belief that mCig will continue to fund you after the spin-off and in sufficient amount to meet your needs. Disclose any arrangements you have or will have in place with mCig for this purpose. If no funding arrangements are or will be in place with any parties after the spin-off, please disclose this and that there is no assurance that your funding needs will be satisfied.

Notes to Financial Statements, page F-6

Note 2. Summary Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

9. We note your response to our prior comment 26 and related revised disclosure. As previously requested, please revise to include your revenue recognition policy for the distribution channel for non-online sales, including the return policy. In so doing, clarify whether distributors, retailers or ultimate consumers/end users are your direct customers from which you recognize revenues for this channel. Additionally, please tell us how you considered ASC 605-15-25-1 and expand your disclosure as necessary.

10. Please clarify what you are trying to convey in the last sentence of the second paragraph in this note, which is "As payments are collected at the time of sale, the

point of shipping revenue recognition method allows for minimum lag time between the sale of the product and the recognition of the revenue for VitaCig."

Signatures, page II-4

11. We note your response to our prior comment 27. Please have Mr. Linkhorst sign your registration statement in his individual capacity one time. He can list each of his respective titles and the capacities in which he is signing under one signature.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
        William Robinson Eilers, Esq.